U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

ANNUAL REPORT PURSUANT TO REGULATION A

FOR THE SEMI-ANNUAL PERIOD ENDED: June 30, 2018

Insitu Biologics, Inc.
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

2155 WOODLANE DRIVE, SUITE 102

WOODBURY MN 55125

651-419-8504

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

Jillian Sidoti

Trowbridge Sidoti

38977 Sky Canyon Drive – Ste 101

Murrieta, CA 92563

323-799-1342

jillian@crowdfundinglawyers.net

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

82-3415514

(I.R.S. Employer Identification Number)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Forward Looking Statements

This Semi-Annual Report of Insitu Biologics, Inc., a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Insitu Biologics, Inc. Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

InSitu Biologics, Inc. (the “Company”) was formed as InSitu Biologics, LLC as a Minnesota limited liability company on June 4, 2014 and was converted as a Delaware Corporation for the general purpose of engaging in any lawful activity for which corporations may be organized under the law of the State of Delaware. The Company is in the pre-clinical phase of product testing, and has not applied to the FDA for any exploration of a new drug compound.

Results of Operations

The six months ended June 30, 2018

Revenue. Total revenue for the six months ended June 30, 2018 was $0. June 4, 2014 (date of inception) to June 30, 2018, the Company was in the start-up phase.

Operating Expenses. Operating expenses for the six months ended were $304,638. Operating expenses for the period were comprised of research and development expenses and general administrative expenses.

Net Loss. The Company realized a net loss of ($306,649) for the six months ended June 30, 2018 which included $14 in interest income and $2,204 in interest expense.

The year ended December 31, 2017

Revenue. Total revenue for the period ended December 31, 2017 was $0.

Operating Expenses. Operating expenses for the period December 31, 2017 were $275,705. Operating expenses were for research and development expenses and other general administrative expenses.

Net Loss. Net loss for the period ended December 31, 2017 was $317,252.

Liquidity and Capital Resources

The Company had net cash of $25,861 at June 30, 2018 and net cash of $147,852 as of December 31, 2017.

During the six months ended June 30, 2018, we used $306,649 of cash to cover the operating expenses. For the period ended December 31, 2017, cash was used for operating expenses of $301,054.

For the six months ended, $2,024 of Company cash was used for interest expense. For the period ended December 31, 2017 $41,547 of Company cash was used for interest expense were met by the founders.

At August 7, 2018, the Company had sold 262,360 shares at $5.75 per share since the Regulation A Offering was was qualified. Due to the popularity of the shares and in an effort to maximize shareholder value, the Company increased the share price to $6.85 per share. Through the date of this report the Company has sold 262,360 Common A Shares for $1,508,571. Currently 177 shareholders hold the Class A Common Shares.

The Company believes that funding at any level could result in significant progress being made toward gaining the Phase 1 Clinical Study. The Company has not yet applied for an Investigational New Drug (“IND”). The Company has completed the capital acquisition of its laboratory equipment and further laboratory expenses are directly related to compounding products. The Company has the ability to slow down or accelerate product development, pre-clinical studies, and clinical studies based on available funds. Nearly all expenses are variable, and employees are willing to delay compensation from time to time if need be.

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Related Party Transactions.

In June 2017, the Company entered in to a line of credit (“LOC”) for continued financing of the Company’s operating expenses. This senior non-subordinated LOC provides for up to $130,000 of funding to be repaid at the non-usurious interest rate of 6%. As of December 31, 2017, the Company had accessed approximately $109,891 of the available funds.

In exchange for waiving all of the rights granted to 524 Investments, LLC in connection with their First Round Investment of $1,000,000 resulting in 99.95% of all equity purchased, with the exception of a board seat appointment, 524 Investments shall maintain shares which allow them 2 votes for every Class B Share.

In January 2018 the related party note and all other Noteholders agreed to convert their Notes to the shares under the terms of the current Preferred Stock Offering. The notes and accrued interest were converted into 95,131 preferred shares at a conversion rate of five to one. The Preference is 10% more shares upon conversion to Common A shares when the Company conducts its anticipated Regulation A Plus Offering. In receiving that discount as part of the debt conversion in January 2018, Noteholders also agreed to accept a 6% interest rate instead of the 10% interest rate.

The Company sold an additional 48,801 Preferred Shares for a total of $220,487 net of offering costs.

Trend Information

Because we are still in the startup phase and have only recently launched the Company, we are unable to identify any recent trends in site visitations, revenue or expenses since the latest financial year. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined in the Offering Circular and attachments as critical to our business operations and an understanding of our results of operations. Those policies outlined are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant proportion of assets (not in the ordinary course of business) during the next 12 months.

ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

Unaudited Financial Statements

Period from January 1, 2018 to June 30, 2018 and the

Period from January 1, 2017 through December 31, 2017

FS-1

Financial Statements

Insitu Biologics, Inc.

FS-2

InSitu Biologics, Inc.

(FKA: InSitu Biologics, LLC)

Balance Sheets

	June 30, 2018	December 31, 2017
		(audited)
ASSETS
Current Assets
Cash and cash equivalents	$25,861	$147,852
Total current assets	25,861	147,852

Other Assets
Patents net of $754 and of $108 accumulated amortization, respectively	18,637	19,285
Deferred offering costs	53,500	35,000
Security deposits	2,557	2,557
Total other assets	74,695	56,842
TOTAL ASSETS	$100,556	$204,694

LIABILITIES AND EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$-	$20,000
Accrued interest	-	106,684
Total current liabilities	-	126,685

Long-term Liabilities
Notes payable-long-term	-	409,891
Total long-term liabilities	-	409,891
Total liabilities	-	536,575

Equity (Deficit)
Preferred stock, $.00001 par value: authorized 10,000,000 shares; issued and outstanding 178,625 shares	2	-
Class A common stock, $.00001 par value: authorized 10,000,000 shares; issued and outstanding 4,000,000 shares, Class B common stock, .00001 par value: authorized 10,000,000 shares; issued and outstanding 0 shares, undesignated stock, $.00001 par value; authorized 80,000,000 shares; issued and outstanding 0 shares	40	40
Additional paid-in capital	903,294	164,210
Accumulated deficit	(802,780)	(496,131)
Total equity (deficit)	100,556	(331,881)
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$100,556	$204,694

Please see notes to the financial statements

FS-3

InSitu Biologics, Inc.

(FKA: InSitu Biologics, LLC)

Statements of Operations

	Six Months Ended June 30,
	2018	2017

Expenses:
Research and development expense	$50,186	$149,433
Other general and administrative	254,452	28,255
Total expenses	304,638	177,688
Operating loss	(304,638)	(177,688)

Interest income	14	-
Interest expense	(2,024)	(10,000)

Net loss	$(306,649)	$(187,688)

Please see notes to the financial statements

FS-4

InSitu Biologics, Inc.

(FKA: InSitu Biologics, LLC)

Statements of Changes in Equity (Deficit)

	Common Stock		Preferred Stock		Additional Paid-In	Member	Members' Equity	Accumulated
	Shares	Amount	Shares	Amount	Capital	Units	(Deficit)	Deficit	Total
Balance as of December 31, 2016	-	-	-	-	-	8,000,000	(178,879)	-	(178,879)
Loss for the period January 1, 2017 to November 15, 2017	-	-	-	-	-	-	(260,820)	-	(260,820)
Conversion from LLC to Corporation	4,000,000	40	-	-	(40)	(8,000,000)	439,699	(439,699)	-
Proceeds from sales of convertible preferred stock, net of issuance costs of $5,750	-	-	34,693	-	164,250	-	-	-	164,250
Loss for period November 30, 2017 to December 31, 2017	-	-	-	-	-	-	-	(56,432)	(56,432)
Balance as of December 31, 2017	4,000,000	$40	34,693	$-	$164,210	-	$-	$(496,131)	$(331,881)
Conversion of accrued interest and notes payable to preferred stock			95,131	1	518,597				518,598
Proceeds from sales of convertible preferred stock, net of issuance costs of $23,513			48,801	1	220,487				220,488
Loss for the period January 1, 2018 to June 30, 2018								(306,649)	(306,649)
Balance as of June 30, 2018	4,000,000	40	178,625	2	903,295	-	-	(802,780)	100,556

Please see notes to the financial statements

FS-5

InSitu Biologics, Inc.

(FKA: InSitu Biologics, LLC)

Statements of Cash Flows

	Six Months Ended June 30,
	2018	2017
Cash flows from operating activities
Net loss	$(306,649)	$(187,688)
Adjustments to reconcile net loss to cash used by operating activities:
Amortization	646	-
Changes in operating assets and liabilities
Accounts payable	(20,000)	(25,838)
Accrued interest	2,024	10,000
Net cash used by operating activities	(323,979)	(203,526)

Cash flows from financing activities
Payments for deferred offering costs	(18,500)	-
Proceeds from sale of preferred stock, net	220,488	-
Net cash provided by financing activities	201,989	-

Net change in cash and cash equivalents	(121,991)	(203,526)

Cash and cash equivalents - beginning of year	147,852	209,158

Cash and cash equivalents - end of period	$25,861	$5,632

Non-cash transactions
Conversion of notes payable to preferred stock	$409,891	$-
Conversion of accrued interest to preferred stock	$108,708	$-

Please see notes to the financial statements

FS-6

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business and significant accounting policies:

Nature of business:

InSitu Biologics, Inc. (FKA: InSitu Biologics, LLC) (the “Company”, “we” or “our”) is developing implantable time release products composed of its proprietary tunable, bio-polymeric hydrogel, Matrix™. Implantable, tunable compounds similar to Matrix are gaining attention in biomedical applications targeting tissue and nerves. The Company is pursuing applications for soft and bone tissues. Procured through an exclusive license agreement (see Note 2) via our advance development partner, the Matrix was invented and originally patented through the Cleveland Clinic Foundation. We have further developed, manufactured and completed testing and performed animal studies in several applications supporting conceptual clinical applications. Upon completion of a battery of bench and pre-clinical tests, we intend complete a Phase 1 Clinical study.

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. In the opinion of management, the accompanying financial statements reflect all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the Company’s financial position and results of operations. Interim results are not necessarily indicative of the results that may be achieved for the full year. The financial statements and related notes do not include all information and footnotes required by accounting principles generally accepted in the United States for annual reports. This interim report should be read in conjunction with the audited financial statements for the year ended December 31, 2017.

The Company’s activities are subject to significant risks and uncertainties including failing to secure additional funding to license or operationalize the Company’s technology.

Going concern and management plans:

As of June 30, 2018, the Company has no revenues. The Company’s cash position of $25,861 is not adequate to meet the projected cash requirements of the Company through August 31, 2019, which raises substantial doubt that the Company is able to continue as a going concern.

Management’s plans regarding the shortfall are as follows:

Management is pursuing additional funding through the sale of common stock to certain potential investors. Amounts raised will be used two thirds for research and development and the remaining third for other general and administrative expenses (see note 7).

Although the Company cannot rely on the equity offerings, the Company’s recent fund raising has resulted in obtaining the necessary cash needed to sustain operations and is optimistic the funds needed for the next twelve months will easily be raised. The Company needs additional capital to meet its projected operations and equipment needs through at least August 2019. If the Company is not able to raise additional working capital, it would have a material adverse effect on the operations of the Company and the continuing research and development of its product.

FS-7

Use of estimates:

Management uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Reclassifications:

Certain items in the fiscal 2017 financial statements have been reclassified to be consistent with the classifications adopted for fiscal 2018. The fiscal 2017 reclassifications had no impact on previously reported net income or shareholders’ equity.

Note 2. License Agreement

The Company entered into a license agreement with Lifecore Biomedical, LLC (“Lifecore”) on November 14, 2014, in connection with certain patents whereby Lifecore granted the Company an exclusive worldwide license, including the right to grant further sublicenses to develop, use, import, export, distribute, market, promote, offer for sale and sell Products. Lifecore retains the right to manufacture and supply to Company and all sublicensees any and all Products developed under the License Agreement. The Company paid an initial fee and expensed the initial fee as the license fee does not meet the definition of an asset as the technology is still subject to clinical studies and will pay a milestone payment for each Product developed by Company or a sublicensee. The License Agreement has an option to renew the agreement under certain conditions.

Note 3. Patents:

Intangible assets consist of patents which are being amortized using the straight-line method over their estimated useful lives of 15 years. Amortization of patents for the six months ended June 30, 2018 and 2017 were $646 and $0 respectively.

FS-8

Note 4. Financing Arrangements

Notes:

Unsecured notes have been issued bearing interest rates of 6% and 10%. The notes had certain conversion features applicable to when the Company was an LLC as well as a Preferred Payment upon a Liquidity Event as defined in the note agreement. These conversion features were amended in January 2018 when the notes were converted into Company Preferred Stock (see note 6) and the Preferred Payment provision was eliminated.

	Six months Ended June 30, 2018	Year Ended December 31, 2017

Note payable to investor including interest at 10% per annum payable September 23, 2024	$--	$50,000

Note payable to investor including interest at 10% per annum payable September 24, 2024	--	50,000

Note payable to investor including interest at 10% per annum payable November 6, 2024	--	150,000

Note payable to investor including interest at 10% per annum payable December 8, 2024	--	50,000

Note payable to 524 Investments, LLC including interest at 6% per annum payable December 12, 2027, senior to other debt	--	109,891

Total	$--	$409,891

FS-9

Interest expense related to the note with 524 Investments, LLC (a related party) was $0 in the six months ended June 30, 2018 and $546 in the year ended December 31, 2017. Accrued interest on the note was $546 as of December 31, 2017.

Note 5. Rental and Lease Information

The Company leased office and lab space on a month-to-month basis through December 31, 2017. In November 2017, the Company entered into a three-year lease that expires December 31, 2020, with a three-year renewal option. The lease requires monthly payments for base rent plus a share of building operating expenses

Rental expenses for the six months ended June 30, 2018 and 2017 were the year ended December 31, 2017 amounted to $14,153 and $3,390 respectively.

Note 6. Equity

Conversion from LLC to C-corporation:

On November 15, 2017, the Company converted all outstanding units into common stock with the election of a tax status change from LLC to a corporation (“the conversion”). Prior to the conversion, the Company had 8,000,000 member units issued and outstanding. Member units entitled each member to one vote for each unit held by the member. Upon the conversion, each membership unit was converted into one half share of common stock. The Company authorized 110,000,000 shares with 10,000,000 shares designated as Preferred Stock, 10,000,000 shares designated as Class A Common Stock with one vote per share, 10,000,000 shares designated as Class B Common Stock with two votes per share, and the remaining stock as undesignated.

Preferred Stock

In January 2018 the related party note and all other Noteholders agreed to convert their Notes to shares under the terms of the Preferred Stock Offering. The notes and accrued interest were converted into 95,131 preferred shares at a conversion rate of $5.00 per Preferred Share. The Preference is 10% more shares upon conversion to Common A shares when the Company conducts its anticipated Regulation A Plus Offering. In receiving that discount as part of the debt conversion in January 2018, Noteholders also agreed to accept a 6% interest rate instead of the 10% interest rate.

The Company sold an additional 48,801 Preferred Shares for a total of $220,487 net of offering costs.

Note 7. Subsequent Events

Management has evaluated subsequent events through October 4, 2018, the date on which the financial statements were available for issue and identified the following significant events to disclose.

A Regulation A+ Offering was approved by the SEC on July 17, 2018. All the Preferred Stock Shares in the Company were converted to Common A Shares at the conversion rate of 1.1 Common A Shares for every Preferred Share. Through the date of this report we have also sold 262,360 Common A Shares for $1,508,571.

FS-10

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Insitu Biologics, Inc.

Date: October 8, 2018	By:	/s/ James Segermark
James Segermark
CEO

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